

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 23, 2005

Via facsimile (213) 892-4000 and U.S. mail

Kenneth J. Baronsky
Milbank, Tweed, Hadley & McCloy LLP
601 S. Figueroa Street, 30th Floor
Los Angeles, California 90017

**RE: Bally Total Fitness Holding Corporation
         DFAN 14A filed November 22, 2005
         by Liberation Investments, L.P. and Liberation Investments Ltd.
         File No. 1-13997**

Dear Mr. Baronsky:

 We have reviewed your filing and have the following comments.

General

1.   Communications made in reliance on Rule 14a-12 must be accompanied by a
      description of the participants' "direct or indirect interests." Liberation has
      inappropriately interpreted this rule to provide filers with the option of directing
      security holders to documents not filed under the cover of Schedule 14A. Please
      either separately file the participant information under cover of Schedule 14A
      immediately or confirm to us that the next preliminary communication will be
      accompanied by such participant information. See Rule 14a-12(a)(1)(i).

2.   We note your statements that regarding persons who "may" be considered
      participants. Please revise your disclosure to clearly identify all participants.
      Please refer to Instruction 3(a) to Item 4 of Schedule 14A. In addition, advise us,
      with a view toward revised disclosure, why all participants have not been
      identified on the cover of Schedule 14A as filing persons. See Instruction 3(a)(ii)
      to Item 4 of Schedule 14A

Exhibit 1

3.   It appears that the proposal may affect several by-laws of the company.   Please
      be advised that Rule 14a-4(a)(3) requires the form of proxy to separately identify
      each matter upon which security holders are being asked to vote. Please confirm

to us that the participants understand that the proposal, when it appears on a form of proxy, must allow shareholders to separately vote on each provision to be repealed.

4. Disclose in future filings that commentators and corporate governance experts disagree on the propriety and utility of anti-takeover provisions, and discuss the fact that anti-takeover provisions may nevertheless be aligned with security holder interests. For example, you should discuss that the absence of anti-takeover provisions may limit the board's ability to negotiate terms in a merger.

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from filing persons acknowledging that:

- the filer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions